SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                            FORM 10-C

         REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
         INTER-DEALER QUOTATION SYSTEM FILED PURSUANT TO
       SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934 AND RULES 13A-17 AND 15D-17 THEREUNDER

               SMART CHOICE AUTOMOTIVE GROUP, INC.

         (Exact Name of Issuer as Specified in Charter)
     5200 South Washington Avenue, Titusville, Florida 32780

            (Address of Principal Executive Offices)

                         (407) 269-9650

        (Issuer's Telephone Number, Including Area Code)


           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

     1.   Title of security:

     Class A Common Stock and Class B Common Stock converted into one class of Common Stock

     2.   Number of shares outstanding before the change:

          5,096,117 Class A Common Stock
          1,767,764.5 Class B Common Stock

     3.   Number of shares outstanding after the change:

          8,983,802 Common Stock

     4.   Effective date of change:     March 24, 1997

     5.   Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

     The shareholders of Smart Choice Automotive Group, Inc. (formerly known as Eckler Industries Inc.) approved a plan of recapitalization at the Company's Annual Meeting of Shareholders held on March 21, 1997. On March 24, 1997, the Company filed an amendment to the Company's Articles of Incorporation with the Florida Secretary of State to effectuate the name change and the plan of recapitalization.

     Give brief description of transaction:

     Each issued share of Class A Common Stock was converted into one share of Common Stock, and each issued share of Class B
Common Stock was converted into two shares of Common Stock.


                  II.  CHANGE IN NAME OF ISSUER

     1.   Name prior to change:    Eckler Industries, Inc.

     2.   Name after change:  Smart Choice Automotive Group, Inc.

     3.   Effective  date  of  charter amendment  change  name:
          March 24, 1997

     4.   Date  of shareholder approval of change, if required:
          March 21, 1997


Date:  March 27, 1997         /s/ Gary Smith
                              (Officer's Signature and Title)

                              Gary Smith
                              President